K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 22, 2017

VIA EDGAR

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Additional U.S. Securities and Exchange Commission Staff Comments on the Preliminary Proxy Statement on Schedule 14A for EQ Advisors Trust — All Asset Moderate Growth - Alt 15 Portfolio (File No. 811-07953)

Dear Mr. Gregory:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are the additional comments that you provided today concerning the Trust’s preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2017, and the Trust’s responses thereto. A changed page from the proxy statement reflecting the Trust’s response to your additional Comment 1 has been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

1. Comment: Regarding the following disclosure in the discussion under the caption “Background on the Proposal,” please convey that the Repositioned Portfolio will have a “higher” risk profile than the Portfolio.

•	To the extent the Repositioned Portfolio generally will invest a greater percentage of its assets in equity securities and derivatives than the Portfolio, its risk profile will differ from that of the Portfolio with respect to the degree of risk associated with those investments.

Response: The Trust has revised the disclosure to read as follows:

•	To the extent the Repositioned Portfolio generally will invest a greater percentage of its assets in equity securities and derivatives than the Portfolio, it will be subject to a higher degree of risk associated with those investments, and its risk profile will differ from that of the Portfolio ~~with respect to the degree of risk associated with those investments~~.

2. Comment: Regarding the penultimate paragraph under the caption “Proposed New Management Agreement and Investment Management Fee,” the SEC staff will agree to disagree with the Trust as to whether the provision of the Proxy Statement to the Portfolio’s shareholders satisfies the condition of the Trust’s exemptive order with respect to providing notice of the appointment of a new sub-adviser.

Keith Gregory

February 22, 2017

Response: The Trust so notes the SEC staff’s comment.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Enclosures

cc: Patricia	Louie, Esq.

Kiesha Astwood-Smith, Esq.

Michael Weiner, Esq.

Anthony Geron, Esq.

AXA Equitable Funds Management Group LLC